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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 28, 2012

	Fiscal Year Ended
Ratio of Earnings to Fixed Charges

(millions)	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008

Earnings from continuing operations before income taxes	$4,456	$4,495	$3,872	$3,536	$4,625
Capitalized interest, net	5	2	(9)	(48)	(66)

Adjusted earnings from continuing operations before income taxes	4,461	4,497	3,863	3,488	4,559

Fixed charges:
Interest expense (a)	797	776	830	956	747
Interest portion of rental expense	111	110	105	103	94

Total fixed charges	908	886	935	1,059	841

Earnings from continuing operations before income taxes and fixed charges	$5,369	$5,383	$4,798	$4,547	$5,400

Ratio of earnings to fixed charges	5.91	6.08	5.13	4.29	6.42

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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  Exhibit 12
TARGET CORPORATION Computations of Ratios of Earnings to Fixed Charges for each of the Five Years in the Period Ended January 28, 2012